SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Millendo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q101

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69014Q101

1	Name of Reporting Person Fonds Innobio FPCI

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 1,078,670

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 1,078,670

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 69014Q101

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 1,078,670

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 1,078,670

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 69014Q101

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 1,078,670

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 1,078,670

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 69014Q101

1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 1,078,670

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 1,078,670

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 69014Q101

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 1,078,670

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 1,078,670

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 69014Q101

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable.

	8	Shared Voting Power 1,078,670

	9	Sole Dispositive Power Not applicable.

	10	Shared Dispositive Power 1,078,670

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment No. 1”) amends the Statement on Schedule 13D relating to the shares of common stock, par value $0.001 per share, (“Common Shares”) of Millendo Therapeutics, Inc. (f/k/a OvaScience, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 110 Miller Avenue, Suite 100, Ann Arbor, Michigan 48104, United States.

Item 2. Identity and Background.

This Amendment No. 1 is filed jointly by, (i) Fonds Innobio FPCI (“Innobio”), a fonds professionnel de capital investissement, (ii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iv) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Innobio, Bpifrance Investissement, Bpifrance Participations, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Innobio, Bpifrance Investissement, Bpifrance Participations, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public company specializing in the business of equity financing via direct investments or fund of funds.  Bpifrance Participations is a wholly-owned subsidiary of Bpifrance, a French financial institution especially created for this purpose.  CDC and EPIC each hold 50% of the share capital of Bpifrance and jointly control Bpifrance.  CDC is principally engaged in the business of long-term investments.  EPIC, a French public institution of industrial and commercial nature, is principally engaged in the holding of Bpifrance’s shares. Innobio is a fund managed by Bpifrance Investissement. The main aim of the fund is to make equity investments in innovative companies providing technology, products and services for health care. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations.

As of December 16, 2019, Innobio held directly 1,078,670 Common Shares. None of Bpifrance, CDC, EPIC, Bpifrance Participations nor Bpifrance Investissement held any Common Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 1,078,670 Common Shares held by Innobio, through its management of Innobio. Bpifrance Participations may be deemed to be the beneficial owner of 1,078,670 Common Shares, indirectly through its sole ownership of Bpifrance Investissement. Bpifrance may be deemed to be the beneficial owner of 1,078,670 Common Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 1,078,670 Common Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 1,078,670 Common Shares indirectly through its joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Investissement, Bpifrance Participations, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  Innobio is formed under the laws of the Republic of France as a fonds professionnel de capital investissement.  Innobio does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 4, 2019, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. and SVB Leerink LLC (the “Underwriters”), related to the offering (the “Offering”) of an aggregate of 4,166,667 Common Shares at a public offering price of $6.00 per Common Share. The Offering closed on

December 9, 2019. In addition, the Issuer granted the Underwriters a 30-day option to purchase up to 625,000 additional Common Shares (the “Underwriters’ Option”). As of the filing of this Amendment No. 1, to the Reporting Persons’ knowledge, the Underwriters’ Option has not been exercised.

The Offering was made pursuant to the Issuer’s effective shelf registration statement on Form F-3 (File No. 333-230749) filed on April 18, 2019, as supplemented by a prospectus supplement dated December 4, 2019, filed on December 5, 2019.

None of the Reporting Persons purchased any Common Shares in the Offering.

All of the Common Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Common Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of December 16, 2019, Innobio held directly 1,078,670 Common Shares. None of Bpifrance, CDC, EPIC, Bpifrance Participations nor Bpifrance Investissement held any Common Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 1,078,670 Common Shares held by Innobio, through its management of Innobio. Bpifrance Participations may be deemed to be the beneficial owner of 1,078,670 Common Shares, indirectly through through its sole ownership of Bpifrance Investissement. Bpifrance may be deemed to be the beneficial owner of 1,078,670 Common Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC may be deemed to be the beneficial owner of 1,078,670 Common Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 1,078,670 Common Shares indirectly through its joint ownership and control of Bpifrance.

(a) See also the information contained on the cover pages of this Amendment No. 1, which is incorporated herein by reference. The percentage of Common Shares beneficially owned by each Reporting Person is based on 17,639,604 outstanding Common Shares of the Issuer, as of December 9, 2019.

(b) See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019

Fonds Innobio FPCI

By:	/s/ Laurent Arthaud*
Name:	Laurent Arthaud
Title:	Associate Director in Charge of Funds (Bpifrance Investissement S.A.S.)

Bpifrance Investissement S.A.S.

By:	/s/ Boubakar Dione**
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Bpifrance Participations S.A.

By:	/s/ Boubakar Dione***
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Caisse des Dépôts

By:	/s/ Eric Flamarion****
Name:	Eric Flamarion
Title:	Head of Financial Investment Division

EPIC Bpifrance

By:	/s/ Boubakar Dione*****
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione******
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

* Laurent Arthaud is signing on behalf of Fonds Innobio FPCI, by power of attorney from Bpifrance Investissement S.A.S. filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.5 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

** Boubakar Dione is signing on behalf of Bpifrance Investissement S.A.S. by power of attorney filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.3 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

*** Boubakar Dione is signing on behalf of Bpifrance Participations S.A. by power of attorney filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.2 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

**** Eric Flamarion is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on April 12, 2018 as Exhibit 99.2 to Schedule 13D filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

***** Boubakar Dione is signing on behalf of EPIC Bpifrance by power of attorney filed with the Securities and Exchange Commission on October 15, 2019 as Exhibit 99.4 to Schedule 13D filed by Bpifrance Participations S.A. related to DBV Technologies S.A., and hereby incorporated herein by reference.

****** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts Group

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

JULIEN TOGNOLA	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts Group

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

JULIEN TOGNOLA	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

PAULINE CORNU-THENARD	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

VERONIQUE BARRY	Director, Deputy Director at the innovation and entrepreneurship department of the French Ministry of Economy and Finance

JULIEN CABES	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

GUILLAUME BOUDY	Director, General Secretary for Public Investment

ANNABEL LAURENT	Director

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

SOPHIE FERRACCI	Chief of Staff of the Deputy Chief Executive Officer of the Caisse des Dépots

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HAROLD HUWARD	Director

OLIVIER SICHEL	Director, Deputy Chief Executive Officer of the Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

MAUD BAILLY-TURCHI	Director